Sphere 3D Provides Corporate Update

SAN JOSE, Calif. – March 13th, 2017 – Sphere 3D Corp. (NASDAQ: ANY), a containerization, virtualization and data management solutions provider, today is providing the following corporate update and preliminary financial results for FY 2016:

The Company has been focused on a number of initiatives to drive growth, streamline operations and improve operational efficiencies over the last 24 months with significant progress having been made. Some preliminary financial metrics to support the Company’s commitment to operational efficiency include the following:

Net revenue for the fourth quarter of 2016 is anticipated to be approximately $18.7 million, which is slightly higher than net revenue for the third quarter of 2016.

Operating expenses have decreased significantly since the first quarter of 2015, which was the first full quarter after the merger of Overland and Sphere 3D. These operating expenses decreased from $13.6 million in the first quarter of 2015 to an estimated $10.8 million in the fourth quarter of 2016. Operating expenses include non-cash share-based compensation of $0.7 million in the first quarter of 2015 and $1.6 million in the fourth quarter of 2016. This reflects a reduction of more than 28% when excluding the share based compensation. Operating expenses were also down when compared to the third quarter of 2016, which were $47.8 million including non-cash share-based compensation of $2.6 million and $34.4 million of goodwill and acquired intangible asset impairment.

Cash used in operations in the second half of 2016 was below $4 million, and is expected to be less than $2 million in Q4 2016, compared to $13.8 million in the first half of 2016.

There has been a global headcount reduction of approximately 120 people from December 2014 through December 2016. This represents a 26% reduction of non- factory headcount since the merger with Overland in December 2014 and a 23% reduction in factory headcount in that same period.

Additional reductions took place in February 2017 to eliminate redundancies from the acquisition of HVE ConneXions (HVE) and Unified ConneXions (UCX).

Final detailed financial results for the fiscal year ended 2016 will be contained in the Company’s Annual Report on Form 20-F, which will be filed with the SEC prior to April 30, 2017.

To achieve the Company’s goals of driving revenue growth and profitability, a number of operational changes, as well as product rationalization decisions, have been made. To assist in this transformation, the Company entered into strategic acquisitions and partnerships to unlock some of the potential within its virtualization product portfolio. The Company’s recent acquisition of HVE and UCX was completed in January 2017. Prior to this acquisition, in the calendar year of 2016, HVE and UCX had combined revenue of over $7 million.

Since the HVE / UCX acquisition, the Company has divided itself into two business groups: One focused on its foundational storage business and the second focused on its virtualization product portfolio. The Company believes this organizational change facilitates added focus on each product portfolio and its respective unique go-to-market approach, while maintaining the benefit of the Company’s significant reseller and distributor base across all product lines.

As previously announced, Mr. Randy Gast is the President of Storage and COO for Sphere 3D. To support the establishment of this Storage group, the Company is combining the Overland Storage and Tandberg Data brands into a new unified marketing brand of “Overland-Tandberg.” The Company has also rolled out a rationalized storage product portfolio that not only provides operational efficiencies, but a renewed emphasis on its products with the most significant market acceptance and opportunity for immediate growth, namely the RDX® removable disk, SnapServer® network attached storage and NEO® tape automation and archive.

With respect to the Virtualization group, Joseph L. O’Daniel, previously president and CEO of UCX, has taken on the role of President of Virtualization and Professional Services for Sphere 3D. In addition to the strong leadership that has joined Sphere 3D from HVE and UCX, the Company now has the critical mass and the necessary skillset required to unlock the potential for many of its key virtualization technologies.

Going forward the Company intends to provide converged and hyperconverged infrastructure to the marketplace under the HVE brand. The Company will be incorporating certain V3 technologies, including Desktop Cloud Orchestrator™ (DCO), Optimized Desktop Allocation (ODA) and Autonomous Resource Scheduling (ARS), within the HVE offering. Whereas the V3 product line was optimized and focused strictly on Virtual Desktop Infrastructure (VDI), through HVE, the Company has expanded its offering to include optimized and customer proven technologies for server and network virtualization as well as all flash storage appliances. Combining these technologies will allow Sphere 3D to provide the only true Distributed Desktop Hyperconverged offering and strengthen its competitive profile.

In addition to the product synergies of HVE and V3, the Company intends to streamline the go-to-market approach of its proprietary container technology for delivering Microsoft end-user computing applications. Glassware 2.0™ technology will be available in a simple, standardized virtualization appliance format, currently in beta, that can be run on a VMware virtual machine (VM). This new level of deployment flexibility allows for the delivery of container solutions for legacy applications without requiring specific hardware to support Glassware 2.0 -based implementations.

Sphere 3D continues to work closely with a number of technology leaders to assist in its go-to-market initiatives. For example, Microsoft recently completed its second advertising and lead generation campaign showcasing Glassware 2.0, which is currently available in the Microsoft Azure Marketplace and through a preconfigured hyperconverged appliance.

The Company is working with existing partners including Huawei, Microsoft, NVIDIA, Veeam, and VMware on joint marketing, technology and sales initiatives to promote joint solutions for digital transformation to customers. The Company is also working with a number of new partners and will showcase some of those new technology partnerships over the coming quarters.

The Company is assessing all opportunities and strategic alternatives that could help increase shareholder value. As such, the Company is in discussions with financial advisors to assist in this process. In addition, given the significant changes at Sphere 3D, the Company is actively seeking additional directors for its board to help guide the Company as it completes its transformation.

About Sphere 3D

Sphere 3D Corp. (NASDAQ: ANY) delivers containerization, virtualization, and data management solutions via hybrid cloud, cloud and on-premises implementations through its global reseller network and professional services organization. Sphere 3D, along with its wholly owned subsidiaries, Overland Storage and Tandberg Data, has a strong portfolio of brands, including HVE ConneXions and UCX ConneXions, dedicated to helping customers achieve their IT goals. For more information, visit www.sphere3d.com. Follow us on Twitter @Sphere3D, @overlandstorage, and @tandbergdata.

Safe Harbor Statement

This press release contains forward-looking statements that involve risks, uncertainties, and assumptions that are difficult to predict. Actual results and the timing of events could differ materially from those anticipated in such forward-looking statements as a result of risks and uncertainties including our inability to obtain additional debt or equity financing; our inability to comply with the covenants in our credit facilities; any increase in our future cash needs; our ability to successfully integrate the UCX and HVE business with Sphere 3D's other businesses; our ability to regain compliance with the NASDAQ minimum closing bid price requirement between now and July 31, 2017; our inability to take other actions to regain compliance with the NASDAQ minimum closing bid price requirement; our ability to maintain compliance with other NASDAQ Capital Market listing requirements; unforeseen changes in the course of Sphere 3D’s business or the business of its wholly-owned subsidiaries, including, without limitation, Overland Storage and Tandberg Data; market adoption and performance of our products; the level of success of our collaborations and business partnerships; possible actions by customers, partners, suppliers, competitors or regulatory authorities; and other risks detailed from time to time in Sphere 3D’s periodic reports contained in our Annual Information Form and other filings with Canadian securities regulators (www.sedar.com) and in prior periodic reports filed with the United States Securities and Exchange Commission (www.sec.gov). Sphere 3D undertakes no obligation to update any forward-looking statement, whether written or oral, that may be made from time to time, whether as a result of new information, future developments or otherwise, except as required by law.

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